Exhibit 99.2

My name is Eli Handler from the product team here at Masterworks.

Today we’re thrilled to bring you xRxaxrxax xAxvxixsx, a new offering by the talented artist, Carmen Herrera.

Carmen Herrera is internationally recognized as a leading figure in geometric abstraction.

The Artwork is representative of Carmen Herrera’s mature painting style, which uses limited contrasting color palettes and geometric planes of color to explore themes of spatial tension and rhythm in conversation with modernist abstraction. The Artwork is a predominantly flat cobalt blue square canvas intersected by an irregular yellow polygon, which reaches diagonally across the width of the canvas. Yellow dominates much of the left side of the canvas and narrows to a sharp point in the upper right of the canvas.

So why do we like this painting? Three reasons:

One: We believe this work has high upside potential with an attractive historical price appreciation for similar works of 25.8% from November 15, 2011 to November 15, 2022.

Two: Artworks of similar size and period have sold at auction for as much as almost $1 million, and include: Aquila Verde (2015), which sold for $998,421 in April 2021, and Amarillo y Negro (2010), which sold for $630,000 at Phillips New York in November 2021, both of which are larger in scale than the Offering.

Three: The artwork is very fresh to market after remaining in the same private collection since it was originally produced in 2006, over 15 years ago.

Thank you for joining us, and we look forward to bringing you this breathtaking work by Carmen Herrera.